                                                                    EXHIBIT E(3)

                                                                        ANNEX B

                      SHARED MEDICAL SYSTEMS CORPORATION
                           51 Valley Stream Parkway
                       Malvern, Pennsylvania 19355-1406

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about May 10, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Shared Medical Systems Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Autobahn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Siemens Corporation, a Delaware Corporation ("Siemens"), to a majority of the seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On April 30, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Purchaser and Siemens, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the shares of Common Stock and any associated preferred stock purchase rights are referred to in this Statement as the "Shares"), at a price per Share of $73.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated May 10, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Siemens and the Purchaser with the Securities and Exchange Commission (the "Commission") on May 10, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly-owned subsidiary of Siemens. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Siemens, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $73.00 in cash or any greater amount per Share paid pursuant to the Offer.

  The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on May 10, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Siemens, the Purchaser or the Purchaser Designees (as defined herein) has been provided by Siemens. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 10, 2000. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on June 7, 2000, unless the Purchaser extends it in accordance with the Merger Agreement and the Exchange Act and the rules promulgated thereunder.

                                    GENERAL

  The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on April 30, 2000, there were 27,012,963 outstanding shares of Common Stock, of which Siemens and the Purchaser own no shares as of the date hereof.

                     DESIGNATION OF DIRECTORS BY PURCHASER

  The Merger Agreement provides that immediately upon the acceptance for payment of and payment for shares of the Common Stock by the Purchaser or any of its affiliates pursuant to the Offer, the Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, for election or appointment to the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (i) the total number of directors on the Board of Directors of the Company (giving effect to the increase in size of such Board pursuant to this paragraph) and (ii) the percentage that the number of shares of the Common Stock beneficially owned by the Purchaser and its affiliates (including shares of Common Stock so accepted for payment and purchased) bears to the number of shares of Common Stock then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such shares of Common Stock, the Company shall, upon request of Parent or the Purchaser and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly increase the size of its Board of Directors by such number as is necessary to enable the Purchaser Designees to be so elected or appointed to the Company's Board of Directors, and, subject to applicable law, the Company shall take all reasonable actions available to the Company to cause such designees of the Purchaser to be so elected or appointed. The Merger Agreement provides that at such time, the Company will, if requested by Parent or the Purchaser and subject to applicable law, also take all reasonable action necessary to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and
(iii) each committee (or similar body) of each such board.

  Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company.

  It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser of any Shares pursuant to the terms of the Offer, which purchase cannot be earlier than June 7, 2000, and that, upon assuming office, the Purchaser Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Siemens and the Purchaser have advised the Company that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Siemens, the Purchaser and the Company that have been described in the Schedule TO or the Statement.

                                STOCK OWNERSHIP

Principal Stockholders

  The following table sets forth, as of March 31, 2000, information regarding the voting securities of the Company owned "beneficially," within the meaning of the rules of the Securities and Exchange Commission, by persons known by the Company to own beneficially more than 5% of the indicated class:

                                                                        Amount and Nature
     Title of Class         Name and Address of Beneficial Owner     of Beneficial Ownership Percent of Class
     --------------      ------------------------------------------- ----------------------- ----------------
Common Stock............ Waddell & Reed Investment Management               2,710,600(1)          10.0%
                         Company
                         6300 Lamar Avenue
                         Shawnee Mission, KS 66201

Common Stock............ Wellington Management Company, LLP                 2,388,300(2)           8.9%
                         75 State Street
                         Boston, Massachusetts 02109

Common Stock............ William Blair & Company, L.L.C.                    2,277,671(3)           8.4%
                         222 West Adams Street
                         Chicago, Illinois 60606

Common Stock............ FMR Corp.                                          1,297,134(4)           4.8%
                         P82 Devonshire Street
                         Boston, Massachusetts 02109

--------
(1) As reflected in the Schedule 13G filed on April 7, 2000 with the Securities and Exchange Commission by Waddell & Reed Investment Management Company ("WRIMC"), Waddell & Reed, Inc. ("WRI"), Waddell & Reed Financial Services, Inc. ("WRFSI"), and Waddell & Reed Financial, Inc. ("WRFI"), the shares indicated are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by WRIMC, an investment advisory subsidiary of WRI. WRI is a subsidiary of WRFSI, which is in turn a subsidiary of WRI. WRIMC is reporting direct sole voting power and sole dispositive power over all of the shares indicated, and the other entities are reporting indirect voting and dispositive powers over such shares.
(2) As reflected in the Schedule 13G filed on February 11, 2000 with the Securities and Exchange Commission by Wellington Management Company LLP. ("WMC"), a registered investment adviser, WMC has shared voting power over 1,156,200 of such shares and shared dispositive power over all of the shares indicated.
(3) As reflected in the Schedule 13G Amendment filed on February 28, 2000 with the Securities and Exchange Commission by William Blair & Company, L.L.C. ("William Blair"), a registered investment adviser, William Blair has sole voting power over 379,520 of such shares and sole dispositive power over all of the shares indicated.
(4) As reflected in a Schedule 13G Amendment filed on February 14, 2000 with the Securities and Exchange Commission by FMR Corp. ("FMR"), Edward C. Johnson 3rd and Abigail P. Johnson, FMR has sole dispositive power over all of the shares indicated and sole voting power over 209,494 of such shares; Fidelity Management & Research Company, a registered investment adviser and subsidiary of FMR, is the beneficial owner of 979,000 of such shares, Fidelity Management Trust Company, a bank subsidiary of FMR, is the beneficial owner of 309,134 of such shares, and 9,000 of such shares are owned directly by Edward C. Johnson 3rd, Chairman of FMR, or in trust for the benefit of Mr. Johnson or a family member.

Directors and Management

  The following table sets forth, as of December 31, 1999, the name, age, position(s) with the Company, principal occupation(s) for the past five years, other directorships, and beneficial Common Stock ownership of the directors of the Company; the name, age, position held and beneficial Common Stock ownership of each of the Company's executive officers named in the Executive Compensation--Summary Compensation Table; and the beneficial Common Stock ownership of all of the Company's executive officers and directors as a group:

                                                         Common Stock    Percent
                                                Director Beneficially      of
Name of Beneficial Owner                         Since     Owned(1)      Class(1)
------------------------                        -------- ------------    -------
Directors
R. James Macaleer, 65.........................    1969      957,534(2)     3.6%
 Chairman of the Board of the Company;
 Chairman of the Board
 and Chief Executive Officer (1969-1995).
 Director, Arrow International, Inc.


Frederick W. DeTurk, 71.......................    1981       26,800(3)       *
 President, DeTurk Enterprises, Inc., a
 management consulting firm.


Josh S. Weston, 71............................    1987       14,099(4)       *
 Honorary Chairman of the Board, Automatic
 Data Processing,
 Inc., (ADP), an information processing
 services company;
 Chairman of ADP (1996-1998); Chairman of the
 Board and
 Chief Executive Officer of ADP (1982-1996).
 Director, Olsten
 Corp., Russ Berrie and Company, Inc.


Jeffrey G. Rubin, 56..........................    1993       19,200(5)       *
 Partner, Boles Knop and Company LLC, an
 investment banking
 company, since 1997; Vice Chairman, Vanstar
 Corporation, a
 technology services company (1995-1997);
 Senior Vice
 President, GTE Corporation, a
 telecommunications company
 (1994-1995).


Marvin S. Cadwell, 56.........................    1995      160,736(6)       *
 President and Chief Executive Officer of the
 Company since
 1995; Executive Vice President (1993-1995).


Gail R. Wilensky, Ph.D., 56...................    1996       13,200(7)       *
 Senior Fellow, Project Hope, an international
 health foundation,
 since 1993. Director, Advanced Tissue
 Sciences, Inc., Manor
 Care, Inc., Quest Diagnostics Incorporated,
 St. Jude Medical,
 Inc., Syncor International Corporation,
 United Healthcare
 Corporation.


Non-Director Executive Officers
Francis W. Lavelle, 50........................               80,278(8)       *
 Senior Vice President
Terrence W. Kyle, 49..........................               56,475(9)       *
 Senior Vice President, Treasurer and
 Assistant Secretary
David F. Perri, 50............................               52,227(10)      *
 Senior Vice President
V. Brewster Jones, 55.........................               26,330(11)      *
 Senior Vice President
All executive officers and directors as a                 1,519,321(12)    5.6%
 group (15 persons)...........................

--------
*Less than 1%

 (1) Except as otherwise noted, the beneficial ownership reflected in this table is based on present, direct and sole voting and investment power with respect to the shares. Beneficial ownership of shares held in the Company's Retirement Savings Plan is based on investment power. Beneficial ownership of shares of restricted stock, which are subject to vesting, is based on voting power. In accordance with SEC rules regarding beneficial ownership disclosure, shares which are not outstanding but which are deemed beneficially owned by a person or group of persons are considered outstanding for purposes of computing the percentage of the Company's Common Stock owned by such person or group of persons, but such shares are not considered outstanding for purposes of computing the percentage of the Company's Common Stock owned by any other person.
 (2) Includes 30,923 shares owned jointly by Mr. Macaleer and his wife; includes 15,772 shares held in the Company's Retirement Savings Plan; includes 560,000 shares held by Grantor Retained Annuity Trusts (GRATs) established by Mr. Macaleer in 1999 for which he serves as trustee with voting and investment control.
 (3) Includes 22,000 shares which Mr. DeTurk had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 500 shares of restricted stock.
 (4) Includes 12,000 shares which Mr. Weston had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 500 shares of restricted stock.
 (5) Includes 18,000 shares which Mr. Rubin had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 400 shares of restricted stock.
 (6) Includes 149,500 shares which Mr. Cadwell had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 162 shares owned jointly by Mr. Cadwell and his wife; does not include 16,576 shares held in a rabbi trust pursuant to the deferred compensation arrangement for Mr. Cadwell described on page B-11 below.
 (7) Includes 12,000 shares which Dr. Wilensky had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 400 shares of restricted stock.
 (8) Includes 72,707 shares which Mr. Lavelle had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 3,870 shares of restricted stock; includes 1,567 shares held in the Company's Retirement Savings Plan; does not include 6,027 shares held in a rabbi trust pursuant to the deferred compensation arrangement for Mr. Lavelle described on page B-11 below.
 (9) Includes 45,248 shares which Mr. Kyle had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 3,650 shares of restricted stock; includes 6,072 shares held in the Company's Retirement Savings Plan; does not include 5,382 shares held in a rabbi trust pursuant to the deferred compensation arrangement for Mr. Kyle described on page B-11 below.
(10) Includes 47,500 shares which Mr. Perri had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 3,770 shares of restricted stock; does not include 5,036 shares held in a rabbi trust pursuant to the deferred compensation arrangement for Mr. Perri described on page B-11 below.
(11) Includes 15,500 shares which Mr. Jones had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options; includes 7,330 shares of restricted stock; does not include 7,809 shares held in a rabbi trust pursuant to the deferred compensation arrangement for Mr. Jones described on page B-11 below.
(12) Includes 478,045 shares which certain executive officers and directors had the right to acquire within 60 days after December 31, 1999, upon exercise of stock options, 50,217 shares as to which beneficial ownership is based on shared voting and investment power, 24,369 shares of restricted stock, and 24,343 shares held in the Company's Retirement Savings Plan.

                              BOARD OF DIRECTORS

1999 Board Meetings

  The Board of Directors held twenty-seven meetings during 1999. All directors attended at least 75% of the meetings of the Board of Directors and the Committees thereof of which they are members, except for Mr. Weston.

Board Committees in 1999

  During 1999 the Board of Directors had the following ongoing Committees: an Audit Committee, a Management and Compensation Committee and a Stock Option Committee.

  Audit Committee. The Audit Committee is currently composed of Messrs. DeTurk (Chairman) and Rubin and Dr. Wilensky. This Committee makes recommendations to the Board of Directors concerning the engagement, retention or discharge of independent public accountants, reviews with the Company's independent public accountants the plans for and results of their auditing engagement, reviews their independence, considers the range of fees for audit and non-audit functions, reviews the scope and results of the Company's internal auditing procedures, reviews the adequacy of the Company's system of internal accounting controls, directs and supervises any investigations into matters within the scope of the foregoing duties, and performs such other related functions as the Board of Directors may from time to time delegate to the Audit Committee. During 1999, the Audit Committee held four meetings.

  Management and Compensation Committee. The Management and Compensation Committee is currently composed of Messrs. DeTurk (Chairman) and Weston and Dr. Wilensky. This Committee makes recommendations to the Board of Directors concerning remuneration arrangements for certain executive officers. During 1999, the Management and Compensation Committee held three meetings.

  Stock Option Committee. The Stock Option Committee is currently composed of Messrs. Weston (Chairman) and DeTurk. This Committee grants stock options and awards restricted stock to Company employees and directors under the terms of the Company's stock option and restricted stock plans. During 1999, the Stock Option Committee held three meetings.

Director Compensation

  Each director who is not otherwise employed by the Company is paid a fee of $2,000 for attendance at each meeting of the Board of Directors, an additional fee of $1,000 for attendance at any separately-scheduled meeting of any committee thereof, and an additional fee of $500 for committee meetings scheduled in conjunction with Board meetings. Directors are also reimbursed for any expenses attendant to membership on the Board.

  Non-employee directors are currently eligible to receive stock option grants and restricted stock awards under Company plans. At the time of each Annual Meeting of the Company's stockholders each elected non-employee director is granted 400 shares of Company restricted stock, and each non-employee director who is appointed as Chairman of a committee of the Board is granted an additional 100 shares of Company restricted stock. The shares of restricted stock vest on the later of six months after the date of grant, or January 1 of the following year. The shares of restricted stock are forfeited if the director's service on the Board is terminated prior to vesting. In 1999, at the time of the Annual Meeting of Stockholders, Messrs. DeTurk, Weston and Raymond K. Denworth, Jr. were each granted 500 shares of Company restricted stock, and Mr. Rubin and Dr. Wilensky were each granted 400 shares of Company restricted stock.

  In addition, non-employee directors receive options to purchase 20,000 shares of the Company's Common Stock upon joining the Board and every five years thereafter during the term of their service. These options vest in installments of 20% per year and unvested options are forfeited if the director's service on the Board is terminated prior to vesting, unless the director's service is terminated within 30 months of a change in control of the Company, in which case the director's unvested options accelerate and become immediately due and payable. No options were granted to non-employee directors in 1999.

  The Company from time to time may make donations to one or more charitable institutions on behalf of directors. In 1999, donations totaling $30,000 were made on behalf of Mr. Weston to charities specified by him.

 REPORT OF MANAGEMENT AND COMPENSATION COMMITTEE AND STOCK OPTION COMMITTEE ON
                            EXECUTIVE COMPENSATION

  The Management and Compensation Committee of the Board of Directors (the "Committee") is composed of three non-employee directors. The Committee is responsible for setting the salaries of the Chief Executive Officer, Chairman (if any), Vice Chairman (if any) and President (if any) of the Company, recommending to the full Board compensation arrangements for those executive officers, and advising the Chief Executive Officer on compensation for other key executives. All recommendations relating to grants of stock options and restricted stock awards to the Company's executive officers are reviewed by, and subject to the approval of, the Stock Option Committee of the Board.

Executive Officer Compensation Policies

  The Company's executive compensation policies, endorsed by the Committee, are designed to provide competitive levels of compensation that relate pay to the Company's performance goals, reward above-average corporate performance, recognize individual initiative and achievement, and assist the Company in attracting and retaining qualified executives. Compensation is individually set for each executive officer from among the following primary components: salary, performance bonuses, and stock-based compensation (stock option grants and restricted stock awards). Each of these components contributes towards helping the Company meet its compensation policy objectives.

  The orientation of executive compensation toward Company and organizational performance is accomplished through the use of bonus plans that include various corporate and operating segment performance criteria. These plans create a direct link between an executive's compensation and the Company's achievement of its performance goals. Bonus plans are also structured with individual performance criteria in order to reward individual achievement. The Committee believes that stock-based compensation aligns executive interests with stockholder interests by tying an executive's compensation to stockholder return, gives executives a significant long-term interest in the Company's success, and helps to retain executives. Therefore, the Company has utilized stock-based compensation arrangements in the Company's compensation packages for its executive officers.

  In recommending and approving stock option grants and restricted stock awards for executive officers, the Committee and the Stock Option Committee consider the executive's current and anticipated contribution to the long-term performance of the Company and the executive's overall compensation package, including the executive's current stock options and restricted stock holdings. Stock option grants and restricted stock awards are not necessarily made to each executive officer during each year. From time to time, a portion of the performance bonuses payable to the Company's executive officers are paid in the form of restricted stock.

  In addition to the primary components of compensation described above, the Company has also adopted individual life insurance and deferred compensation arrangements for certain named executive officers as described in this Information Statement. The Company also provides medical and other benefits to its executive officers under broad-based benefit plans which are generally available to the Company's other employees.

  The Company's compensation policies have not changed in response to the Revenue Reconciliation Act of 1993's treatment of annual compensation exceeding $1 million paid to any individual executive officer.

Chief Executive Officer Compensation

  The Committee's general approach in setting the Chief Executive Officer's annual compensation is to set compensation in accordance with the policies set forth in this report. Specifically, the Committee's objective is to correlate the Chief Executive Officer's compensation with the performance of the Company, while seeking to keep his compensation competitive with that provided by comparable companies.

  The Committee set Mr. Cadwell's salary for 1999 at $620,000, representing an increase of 12.7% from the salary set for him for 1998. This increase was based on the positive financial results achieved by the Company during 1998, as well as the Committee's consideration of comparative data and Mr. Cadwell's individual performance and responsibilities.

  The Committee adopted full and half-year performance bonus plans for Mr. Cadwell for 1999. Mr. Cadwell's bonus under the full-year plan was determined based on objective measures of corporate performance (consolidated earnings per share; a defined "sales" component, primarily consisting of the present value of software, remote processing, and certain professional service fee sales, plus current year revenues from certain other professional services, adjusted for the impact, if any, of deinstallations and the rate of revenue retained in renewal agreements; and accounts receivable days outstanding). The plan provided for a target bonus amount to be established based upon the relative attainment of corporate earnings per share, with no bonus payable if earnings per share fell below certain designated levels. The target bonus amount was then subject to further adjustment based upon defined "sales" attained against target, and the Company's accounts receivable days outstanding during the fourth quarter of 1999 measured against a target. The Company failed to achieve the minimum earnings per share level for 1999 specified in the plan, and accordingly Mr. Cadwell was not paid a bonus for 1999.

  Mr. Cadwell's half-year bonus plan provided for a bonus to be paid to Mr. Cadwell if service and systems fees revenue growth and consolidated earnings growth in the first half of 1999, as compared to the first half of 1998, exceeded designated target levels. While service and systems fees revenue growth did exceed the targeted levels, earnings growth did not, and therefore this bonus was not paid.

  The Committee has compared the compensation provided to Mr. Cadwell with the compensation paid to the Chief Executive Officers of the other companies included in the S&P Computers (Software and Services) Index (the published industry index against which the performance of the Company's stock is measured in the graph on page B-15) and three publicly-held competitors of the Company which were not included in such index. As a result of such comparison, the Committee has determined that the Company's Chief Executive Officer compensation is in line with that provided by such other companies given the relative amount of the Company's revenues and net income.

  In 1999 the Stock Option Committee approved a grant of stock options to Mr. Cadwell as shown in the Summary Compensation Table and the Option Grants in Last Fiscal Year Table.

Compensation of non-CEO Executive Officers

  Salary levels for the Company's non-CEO executive officers are determined based on individual performance, experience and responsibilities, comparative market data and consideration of the other primary components of compensation provided.

  In establishing performance bonus plans for the Company's non-CEO executive officers, the Company utilizes objective measurements of consolidated and applicable operating segment performance, as well as subjective considerations of individual performance. Consolidated and operating segment performance measurements include criteria such as target versus actual attainment of revenue, pretax income, sales to new and existing customers and accounts receivable days outstanding. Considerations of individual performance include the executive officer's initiative and contribution to overall corporate performance, managerial performance and successful accomplishment of any special projects, if applicable. The relative weighting of consolidated and operating segment performance measurements varied among the individual bonus plans for the Company's named non-CEO executive officers for 1999.

  In 1999 the Stock Option Committee approved grants of stock options to various executive officers, including the four non-CEO executive officers named in this Information Statement as shown in the Summary Compensation Table and the Option Grants in Last Fiscal Year Table.

                                          Respectfully submitted,

Management and Compensation Committee:    Stock Option Committee:
  Frederick W. DeTurk                        Josh S. Weston
  Josh S. Weston                             Frederick W. DeTurk
  Gail R. Wilensky

                            EXECUTIVE COMPENSATION

Compensation Summaries

  In order to provide the Company's stockholders with a concise and comprehensive overview of compensation awarded, earned or paid to the Company's executive officers named in this Information Statement, several tables and narrative descriptions have been prepared, detailing this information.

  The Summary Compensation Table, and its accompanying explanatory footnotes, includes individual annual and long-term compensation information on the named executive officers, for services rendered in all capacities during the years ended December 31, 1999, December 31, 1998, and December 31, 1997.

Summary Compensation Table

                                                                    Long-Term
                                 Annual Compensation           Compensation Awards
                              ----------------------------    ------------------------
                                                    Other                   Securities
                                                   Annual     Restricted    Underlying All Other
   Name and Principal          Salary              Compen-      Stock        Options    Compen-
        Position         Year   (1)        Bonus   sation     Awards(4)      (# sh.)   sation(15)
------------------------ ---- --------    -------- -------    ----------    ---------- ----------
Marvin S. Cadwell        1999 $624,152(2) $     -- $    --     $     --      100,000     $3,343
 President and Chief     1998  566,695(2)       --      --           --           --      3,267
 Executive Officer       1997  524,706(2)  320,000      --           --           --      3,655
Terrence W. Kyle         1999 $331,155    $ 30,000 $    --     $ 29,616(5)    10,000     $2,357
 Senior Vice President,  1998  311,115      25,610      --      286,255(6)    30,000      2,357
 Treasurer and Assistant 1997  289,448     114,000      --      243,075(7)    10,000      2,239
 Secretary
Francis W. Lavelle       1999 $376,015(3) $111,485 $16,244(3)  $ 39,639(8)    15,000     $2,357
 Senior Vice President   1998  300,796      80,559      --      320,561(9)    40,000      2,357
                         1997  264,553     226,000      --      243,075(7)    10,000      2,239
David F. Perri           1999 $287,588    $ 30,649 $    --     $ 35,083(10)    7,500     $2,357
 Senior Vice President   1998  269,453      53,196      --      267,852(11)   20,000      2,357
                         1997  251,071     151,000      --      243,075(7)    15,000      2,239
V. Brewster Jones        1999 $301,418    $ 35,750 $    --     $ 37,817(12)   15,000     $1,100
 Senior Vice President   1998  261,155      58,812      --      415,341(13)   40,000      1,100
                         1997  135,241      91,000      --      556,775(14)   25,000        660

--------
(1) Includes amounts contributed by the Company towards the purchase of the Common Stock of the Company under the Employee Stock Purchase Plan, where applicable.
(2) Includes imputed interest on the Company loan to Mr. Cadwell described below of $14,401 for 1999, $14,893 for 1998, $18,554 for 1997.
(3) The salary amount indicated for Mr. Lavelle includes $32,556 reimbursed to Mr. Lavelle for interest payments made on the PNC Bank, N.A. loan described below, and the amount indicated in the Other Annual Compensation column represents a payment made to Mr. Lavelle for the additional taxes he incurred as a result of such reimbursement.
(4) The number and value of shares of restricted stock held on December 31, 1999, by the named executive officers was as follows: Mr. Cadwell, 0 shares ($0); Mr. Kyle, 3,650 shares ($185,922); Mr. Lavelle, 3,870 shares ($197,128); Mr. Perri, 3,770 shares ($192,034); and Mr. Jones, 7,330 shares ($373,372). Dividends on these shares are paid directly to the holders of the stock, at the same rate as dividends paid to all other stockholders. Each of the named executive officers is the beneficiary of separate rabbi trusts which hold shares of the Company's Common Stock, as described below. Dividends on these shares are paid to the trustee at the same rate as dividends paid to all other stockholders and held as trust assets for the named executive officer's benefit. The number and value of shares held in trust for each named executive officer on December 31, 1999 was as follows: Mr. Cadwell, 16,576 shares ($844,340); Mr. Kyle, 5,382 shares ($274,146); Mr. Lavelle, 6,027 shares ($307,000); Mr. Perri,
     5,036 shares ($256,521); and Mr. Jones, 7,809 shares ($397,771).

(5) Represents the dollar value of 650 shares of restricted stock awarded to the named executive officer in 1999 which vest in increments of 216, 216 and 218 shares on September 23, 2000, 2001 and 2002, respectively.
(6) Represents the dollar value of 5,382 shares issued in 1998 to a rabbi trust pursuant to the deferred compensation arrangement for Mr. Kyle described below.
(7) Represents the dollar value of 5,000 shares of restricted stock awarded to the named executive officer in 1997 which vest in 20% increments on August 14, 1998, 1999, 2000, 2001 and 2002.
(8) Represents the dollar value of 870 shares of restricted stock awarded to the named executive officer in 1999 which vest in increments of 290 shares on September 23, 2000, 2001 and 2002, respectively.
(9) Represents the dollar value of 6,027 shares issued in 1998 to a rabbi trust pursuant to the deferred compensation arrangement for Mr. Lavelle described below.
(10) Represents the dollar value of 770 shares of restricted stock awarded to the named executive officer in 1999 which vest in increments of 256, 256 and 258 shares on September 23, 2000, 2001 and 2002, respectively.
(11) Represents the dollar value of 5,036 shares issued in 1998 to a rabbi trust pursuant to the deferred compensation arrangement for Mr. Perri described below.
(12) Represents the dollar value of 830 shares of restricted stock awarded to the named executive officer in 1999 which vest in increments of 276, 276 and 278 shares on September 23, 2000, 2001 and 2002, respectively.
(13) Represents the dollar value of 7,809 shares issued in 1998 to a rabbi trust pursuant to the deferred compensation arrangement for Mr. Jones described below.
(14) Represents the dollar value of a total of 10,000 shares of restricted stock awarded to Mr. Jones in 1997. The shares vest in the following increments: 1,750 shares on October 24, 1998, 1,750 shares on October 24, 1999, 2,000 shares on October 24, 2000, 2,000 shares on October 24, 2001, 2,000 shares on October 24, 2002, and 500 shares on October 24, 2003.
(15) Amounts indicated in this column for 1999 include Company contributions to the Company's Retirement Savings Plan for the named individuals in the following amounts: Mr. Cadwell, $2,357, Mr. Kyle, $2,357, Mr. Lavelle, $2,357, Mr. Perri, $2,357, and Mr. Jones, $1,100; and income attributable to the provision of additional life insurance for Mr. Cadwell in the amount of $986. Under the terms of this insurance arrangement, Mr. Cadwell has not and will not receive or be allocated an interest in any cash surrender value under the related insurance policy.

  The Company has entered into deferred compensation arrangements with all of the named executive officers. Under these arrangements, shares of restricted Company stock were placed into separate rabbi trusts to be held for each such executive officer's benefit. The number of shares placed into these trusts for the benefit of each named executive officer is as follows: Mr. Cadwell, 16,576 shares; Mr. Kyle, 5,382 shares; Mr. Lavelle, 6,027 shares; Mr. Perri, 5,036 shares; and Mr. Jones, 7,809 shares. These arrangements generally provide that if the employee remains employed by the Company until age 60, the shares placed in trust for his benefit and their dividend proceeds will be distributed to him over a twenty-year period after termination of employment. The arrangements also provide for the distribution to the employee or his estate of all or specified portions of the shares and related assets held by the trust in the event of earlier termination of employment caused by death, disability, a change in control of the Company, or discharge without cause, or in the case of Mr. Cadwell, voluntary termination of employment. The values of the shares placed in the rabbi trusts for the each named executive officer's benefit are reflected in the Summary Compensation Table in the column marked "Restricted Stock Awards," or in the related footnote to the table.

  The Company is party to an employment agreement with Mr. Cadwell, which is terminable at any time by either party. Pursuant to this agreement, Mr. Cadwell has been granted stock options and awarded restricted stock under the Company's plans described below. The agreement also provides for termination benefits to be paid to Mr. Cadwell if he is terminated without cause or upon a reduction, without cause, in his responsibilities, compensation and/or title. Pursuant to the terms of his employment agreement, in 1992, Mr. Cadwell received an interest-free, six-year term loan in the principal amount of $300,000. In 1998 the Company extended the repayment term for this loan by an additional three years. This loan is secured by a mortgage on Mr. Cadwell's principal residence. Imputed interest on the loan is reflected in the Summary Compensation Table in the column marked "Salary."

  In April 2000, the Company made a loan of $432,994.46 to Mr. Cadwell. Mr. Cadwell used the proceeds of the loan to pay the exercise price (and applicable taxes) for the exercise of employee stock options which were scheduled to expire in May 2000. The loan is repayable upon the demand of the Company. The loan is interest-free for 90 days and thereafter bears interest at a rate of 6% per annum.

  In April 2000, the Board of Directors of the Company approved a cash bonus for Mr. Cadwell of $600,000 payable upon the successful completion of the transactions contemplated by the Merger Agreement.


  The Company has entered into employment agreements with most of its executive officers, including Messrs. Kyle, Lavelle, Perri and Jones. The agreements with Messrs. Kyle, Lavelle, Perri and Jones provide for termination benefits, consisting of monthly base salary, incentive compensation and COBRA payments, to be paid for an eighteen-month period following termination of their employment without cause. Their agreements also provide for the payment of a benefit consisting of one year of base salary and incentive compensation in the event their employment is terminated within one year following a "change in control" of the Company. Generally, a "change in control" means an acquisition by any person of 40% or more of the outstanding voting securities of the Company, a merger or consolidation where majority ownership of the Company is changed, a liquidation or dissolution of the Company, or a sale of substantially all of the Company's assets. The agreements also provide for the payment of certain benefits in the event employment is terminated as a result of death or disability. These employment agreements include covenants on the part of the executive to keep Company information confidential during and after the executive's employment, and not to compete with the Company's business during the executive's employment and for a period extending eighteen months following termination of the executive's employment.

  The Company agreed to guarantee a $500,000 loan received by Mr. Lavelle in 1998 from PNC Bank, N.A. and to reimburse Mr. Lavelle for interest payments made on the loan and for the additional taxes incurred by Mr. Lavelle as a result of such reimbursement. Amounts reimbursed to Mr. Lavelle in 1999 for interest payments on the loan, and for the additional taxes incurred, are reflected in the Summary Compensation Table in the columns marked "Salary" and "Other Annual Compensation," respectively.

  The Company has a Retirement Savings Plan that is funded by the participants' salary reduction contributions. All US employees of the Company are eligible to participate in the plan upon joining the Company. The plan is intended to permit any eligible employee who wishes to participate to contribute up to 15% of the employee's compensation on a before-tax basis under Section 401(k) of the Internal Revenue Code, subject to certain limitations. The plan provides for discretionary Company matching contributions which are to be made in proportion to each employee's contribution as well as discretionary Company profit-sharing contributions, subject to certain limitations. Discretionary Company matching contributions and profit-sharing contributions vest based upon the employee's length of service and are payable upon an employee's retirement, death, disability or termination of employment or, under specified circumstances, upon an employee's immediate and heavy financial emergency. Contributions are invested, in such proportions as the employee may elect, in Common Stock of the Company or in any of ten mutual investment funds. In 1999, the Company made no discretionary profit-sharing contributions to the plan. The Summary Compensation Table shows the value of Company matching contributions made to the plan for the named executive officers in the column marked "All Other Compensation."

  Under the Company's Employee Stock Purchase Plan, all US employees of the Company may elect to designate up to 10% of gross compensation to be withheld by the Company and invested in shares of the Company's Common Stock through open-market purchases made by a bank custodian. The Company contributes 15% of the price of the Company shares acquired and also pays brokerage fees and other expenses of the plan. During 1999, Messrs. Cadwell, Kyle, Lavelle, Perri and Jones were eligible to participate in the Company's Employee Stock Purchase Plan under the same terms and conditions as all other US employees of the Company. Amounts contributed by the Company towards the purchase of Common Stock of the Company for the named executive officers under the Employee Stock Purchase Plan are included in the column marked "Salary" in the Summary Compensation Table.

  The Company currently maintains the following plans under which stock options and restricted stock may be granted and awarded: the 1988 Incentive Stock Option and Non-Qualified Stock Option Plan, the 1990 Non-Qualified Stock Option and Restricted Stock Plan, the 1994 Non-Qualified Stock Option and Restricted Stock Plan, the 1999 Restricted Stock Plan and the 1999 Stock Option Plan. Depending upon the plan, options may not have a term exceeding ten or twenty years. Restricted stock awards are subject to vesting schedules.

  In 1998 the Company amended all of its outstanding stock options to provide protection to stock option holders in the event of certain changes in control of the Company. Under these amendments, generally all outstanding stock options will accelerate (become immediately exercisable) in the event of a change in control (as defined above) which is not approved by the Company's Board of Directors. In the event of change in control which is approved by the Board of Directors, depending on the type of transaction, outstanding stock options will either be converted into options to purchase stock in the acquiring company or into the right to receive deferred payments of a cash amount. These options or payments will then accelerate (become immediately exercisable or payable) under certain circumstances in the event the holder is terminated from employment without cause or suffers an "adverse employment change" within 30 months after the change in control transaction. An "adverse employment change" generally means a reduction in compensation, a material reduction in duties, responsibilities or authority of the option holder or a significant change in work location.

  The following summary table details for the named executive officers stock options granted in 1999 and the potential realizable values for the respective options granted based on assumed rates of annual compound stock appreciation of 5% and 10% computed from the date the options were granted over the full option term.

Option Grants in Last Fiscal Year

                                                                                       Potential Realizable Value
                                                                                       at Assumed Annual Rates of
                                                                                      Stock Price Appreciation for
                                              Individual Grants                                Option Term
                         ------------------------------------------------------------ -----------------------------
                                                % of Total
                         Number of Securities Options Granted
                          Options Underlying  to Employees in  Exercise    Expiration
Name                       Options Granted      Fiscal Year   Price ($/Sh)    Date          5%             10%
----                     -------------------- --------------- -----------  ---------- -------------- --------------
Mr. Cadwell.............       100,000(1)          15.3%        $47.03      09/23/09  $    2,957,773 $    7,495,518
Mr. Kyle................        10,000(2)           1.5%         40.09      11/16/09         252,148        638,992
Mr. Lavelle.............        15,000(2)           2.3%         40.09      11/16/09         378,222        958,488
Mr. Perri...............         7,500(2)           1.1%         40.09      11/16/09         189,111        479,244
Mr. Jones...............        15,000(2)           2.3%         40.09      11/16/09         378,222        958,488

--------

(1) The options become exercisable in increments of 20% on the second and third anniversaries of the date of grant, and a 60% increment on the fourth anniversary of the date of grant.
(2) The options become exercisable in increments of 10% on the first, second and third anniversaries of the date of grant, a 30% increment on the fourth anniversary of the date of grant, and a 40% increment on the fifth anniversary of the date of grant.

  The following summary table details stock option exercises for the named executive officers during 1999, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1999. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the year-end fair market value of the Company's Common Stock.

Aggregated Option Exercises in the Last Fiscal Year and F-Y End Option Values

                                                          Number of Securities      Value of Unexercised
                                                         Underlying Unexercised         In-the-Money
                                                            Options at FY-End         Options at FY-End
                         Shares Acquired                ------------------------- -------------------------
Name                       on Exercise   Value Realized Exercisable Unexercisable Exercisable Unexercisable
----                     --------------- -------------- ----------- ------------- ----------- -------------
Mr. Cadwell.............     10,000         $406,250      149,500      220,000    $4,650,844   $3,121,245
Mr. Kyle................        --               --        45,248       68,500     1,008,252      539,562
Mr. Lavelle.............        --               --        72,707       82,500     1,789,348      617,156
Mr. Perri...............        --               --        47,500       50,000     1,180,000      348,515
Mr. Jones...............        --               --        15,500       64,500        33,750      264,531

                               PERFORMANCE GRAPH

  Set forth below is a line graph comparing the cumulative total stockholder return on the Company's Common Stock, based on the market price of the Common Stock and assuming reinvestment of dividends, with the cumulative total return of companies in the S&P 500 Index and the S&P Industry Group index for Computers (Software & Services).

                            Comparison of Five-Year
                         Cumulative Total Return(/1/)
          Among Shared Medical Systems Corporation, S&P 500 Index and
                  S&P Computers (Software and Services) Index





                                   [GRAPH]

                           1994     1995     1996     1997     1998      1999
                           ----     ----     ----     ----     ----      ----
Shared Medical Systems
  Corporation............$100.00  $169.36  $155.66  $211.87  $162.31  $  168.37
S&P 500 Index............ 100.00   137.58   169.17   225.60   290.08     351.12
S&P Computer (Software &
  Services) Index........ 100.00   140.54   218.49   304.35   551.47   1,019.84
--------
(1) Assumes $100 invested on December 31, 1994 in Shared Medical Systems Corporation Common Stock, the S&P 500 Index and the S&P Computers
    (Software & Services) Index.

                                  SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Siemens or its affiliates. The information contained herein concerning Siemens and its directors and executive officers and those of its affiliates has been furnished by Siemens and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) based on information provided to the Company by Siemens (which is to the best of Siemens' knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Siemens that, to the best of Siemens' knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission.

  Unless otherwise indicated, each of the persons listed below is a citizen of the Federal Republic of Germany. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Siemens AG, for the past five years.

                                    Present Principal Occupation or
Name and Address                Age Employment
----------------                --- -------------------------------
Reinhard Benditte                48 Executive Vice President and Chief
 Siemens Medical Systems, Inc.      Financial Officer, Siemens Medical
 186 Wood Avenue South              Systems, Inc., Iselin, New Jersey.
 Iselin, New Jersey 08830           Previously Chief Financial Officer of
                                    Siemens Automotive Corporation
Bernhard K. Halfpap              51
 Siemens AG
 Henkestrasse 127                   Head of Business Planning of
 D-91050 Erlangen                   Medical Engineering Division of
 Germany                            Siemens AG, Erlangen, Germany
Robert Kirschbaum                52 Corporate Legal Counsel, Siemens
 Siemens AG                         AG, Erlangen, Germany
 Werner von Siemens Strasse 50
 D-91050 Erlangen
 Germany
Klaus Kleinfeld                  42 Corporate Vice President and Group
 Siemens AG                         Executive, Medical Engineering
 Henkestrasse 127                   Division of Siemens AG. Previously
 D-91050 Erlangen                   President of Angiography,
 Germany                            Fluoroscopy and Radiography
                                    Systems Division of Medical
                                    Engineering of Siemens AG;
                                    President of the Siemens
                                    Management Consulting Group

                                  Present Principal Occupation or
Name and Address              Age Employment
----------------              --- -------------------------------
Thomas N. McCausland           57
 Citizen of USA                   President and Chief Executive Officer,
 Siemens Medical Systems,         Siemens Medical Systems, Inc., Iselin,
 Inc.                             New Jersey. Previously Vice President
 186 Wood Avenue South            of Sales and Marketing, Siemens
 Iselin, New Jersey 08830         Energy & Automation, Inc.
Kenneth R. Meyers              39 Legal Counsel, Siemens Corporation,
 Citizen of USA                   New York, New York
 Siemens Corporation
 153 East 53rd Street
 New York, New York 10022
Erich Reinhardt                53 Chief Executive Officer and Group
 Siemens AG                       President, Medical Engineering
 Henkestrasse 127                 Division of Siemens AG, Erlangen,
 D-91050 Erlangen                 Germany
 Germany
Goetz Steinhardt               56 Corporate Vice President and Group
 Siemens AG                       Executive, Medical Engineering
 Henkestrasse 127                 Division of Siemens AG, Erlangen,
 D-91050 Erlangen                 Germany
 Germany